PERDIGÃO

Citibank Conference - March 2008



Wang Wei Chang
CFO and IR

Leopoldo Saboya
Financial and IR Director

New Company

Perdigão is the largest food company in Brazil ranking among the top players across all segments

Main Businesses and Market Leadership

- Value-added processed foods
  - Frozen processed meats: 30% market share
  - Specialty meats: 25% market share
  - Dairy products: 15% market share
- Margarines
  - 3rd largest in sales
  - 17% market share in volume sold
- In-natura
  - Poultry: 1st producer/ 2nd exporter
  - Pork: 1st producer / exporter
- Milk and Dairy:
  - 2nd largest milk buyer
  - 1st UHT milk producer
  - 1st cheese producer
  - 3rd powdered milk producer

Production Assets

- 23 meat processing plants
- 9 processing plants of dairy products
- 1 processing plant of dairy in Argentina
- 1 margarines processing plant
- 3 meat processing plants in Europe

Premier Brands



Doriana
Friki
Elegê

Diversified Portfolio: Best in Class Product Mix

Perdigão has a balanced revenues mix in terms of product, market and distribution channels

By Product

(2007)



By Market

(2007)



Pro-forma: Perdigão/Eleva/Plus food

Strategic Rationale

- Protection against specific trading barriers and sanitary concerns
- Earnings: reduction of volatility
- Presence in 25 out of 28 Nielsen's categories of perishable products
  - Over 3,000 SKUs

Largest and Best Balanced Food Company in Brazil

Financial Highlights (1)

	[illegible]	[illegible]
Net Revenues	[illegible]	[illegible]
EBITDA	[illegible]	[illegible]
Net Income	[illegible]	[illegible]
Total Assets	[illegible]	[illegible]
Net Debt	[illegible]	[illegible]
Shareholders' Equity	[illegible]	[illegible]

(1) Perdigão + Plusfood + Eleva (Proforma)

Operating Highlights

	[illegible]	[illegible]
Poultry Slaughtering (1)	[illegible]	[illegible]
Hog/Bovine Slaughtering (2)	[illegible]	[illegible]
Processed Products (3)	[illegible]	[illegible]
Dairy Products (4)	NA	[illegible]
Special Milk (5)	[illegible]	[illegible]

The Perfect Match

- 1st poultry producer
- 1st hog producer
- 1st processed products producer*
- 2nd milk processor

- Perdigão's Plants



Dominant Market Position with Recognized Brands

Specialty Meat



Frozen



Dairy



Main Brands



Main Brands



Main Brands



Dominant Market Position with Recognized Brands (cont'd)

Milk



Margarine



Pork



Poultry



Main Brands



Main Brands



Main Products



Main Products



POSITIONING - 2008

- ESTABLISHING A SOLID FOUNDATION FOR BUILDING THE LARGEST FOOD COMPANY IN BRAZIL;
- CONSOLIDATION OF NEW BUSINESSES AND ACQUISITIONS;
- BETTER MARGINS, RESULTS AND EFFECTIVE VALUE-ADDED IN THE MEDIUM TO LONG TERM;
- CAPTURE OF SYNERGIES AND BENEFITS;
- COST PRESSURE;
- SELECTIVE ACQUISITIONS

OUTLOOK

	Pro-form Consolidated (1)	Perdigão Companies Growth (2)
	2008	2008
Total Volume: *Meat and other processed products (frozen and chilled products)*	13%	39%
Domestic Market	15%	40%
Exports	10%	39%
Dairy Products:	40%	340%
Investments – R$ million	R$ 0.8 billion	
Breeding Stocks Investments	R$ 140 million	

(1) Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.

(2) Considering the consolidated growth of Perdigão in 2008 compared to 2007.

MEAT MARKET - EXTERNAL

- STABLE PRODUCTION WORLDWIDE;
- IMPORTANT REGIONS REDUCING LEVEL OF PRODUCTION;
- OPPORTUNITIES FOR BREAKING INTO NEW MARKETS, INCREASING THE CUSTOMER BASE AND DEVELOPING NEW PRODUCTS;
- INCORPORATION OF PLUSFOOD;
- ENLARGE PROCESSED PRODUCTS MARKET IN EUROPE.

Poultry Meat

Marketshare versus annual growth rate

Exporters


Kuwait
Argentina
Canada
Thailand
China
Egypt
Brazil
USA
Market Share

Importers


Venezuela
Kuwait
South Africa
EU27
Canada
Mexico
Saudi Arabia
Hong Kong
Japan
Russia
China
Market Share

CAGR : 5.5%

Source: USDA / ICONE

Beef

Marketshare versus annual growth rate

Exporters


USA
Brazil
India
China
Argentina
Australia
Canada
N. Zealand
EU27
Market Share

Importers


EU27
Hong Kong
Philippines
Korea
Russia
Egypt
Mexico
USA
South Africa
Japan
Canada
Market Share

CAGR : 3.3%

Source: USDA / ICONE

Pork Meat

Marketshare versus annual growth rate

Exporters


Chile
Brazil
Australia
China
Canada
USA
EU27
Mexico
Korea

Importers


Ukraine
Australia
Korea
Canada
China
Mexico
Philippines
Hong Kong
Russia
Japan
USA
EU27
Taiwan

CAGR : 6.0%

Source: USDA / ICONE

International Market Opportunity



Brazilian Exports
World Trade / Consumption Ratio
Pork
Poultry
Beef
Brazilian Meat Exports (thousand tons)
20.0% CAGR
6,705
1,013
15%
41%
32%
0%
32%
Constraints
Source: USDA

MEAT MARKET - DOMESTIC

- BENEFITED FROM GROWTH IN REAL INCOMES;
- PASS-THROUGH PRICES;
- GOOD POTENTIAL IN THE NORTH AND THE NORTHEAST REGIONS OF BRAZIL;
- PARTIALLY OFFSETTING THE IMPACT OF RAW MATERIAL PRICES;
- FOCUS ON PROCESSED PRODUCTS OF MEATS, MARGARINES AND OTHERS.

2008: BRAZILIAN INCOME SITUATION



140
130
120
110
100
90
80
70
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Occupied Population
Occupied Pop. x Real Income
Real Income
121
132
93
116
77
88
1.7% aa
4.4% aa
2.7% aa

Source: IBGE

2008: BRAZILIAN INCOME SITUATION



Salary Mass vs. Processed Food Sales
(1997 = 100 basis)
250
230
210
190
170
150
130
110
90
70
50
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
100
112
121
122
128
146
142
155
171
194
219
242
100
99
94
97
95
91
87
90
93
99
105
109

Source: IBGE

World agricultural prices and inflation

(1990 = 100)



150
140
130
120
110
100
90
80
70
60
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Commodity Food Price Index

Source: IMF

Agricultural prices index

(1990 = 100)



Commodity Food Price
Soybean Oil
Soy Meal
Soybean
Corn
180
160
140
120
100
80
60
40

2008: GRAINS IMPACT

Prices in Brazil	2007	2008*	VAR.
Corn (R$ sack of 60kg)	21.14	23.35	10.5%
Soybean (R$ sack of 60kg)	35.61	44.00	23.6%
SoyMeal (R$ / ton)	523.00	688.00	31.5%

Prices in CBOT	2007	2008*	VAR.
Corn (US$ / Bushel)	3.75	5.48	46.4%
Soybean (US$ / Bushel)	8.65	12.95	49.8%
SoyMeal (US$ / ton)	239.00	328.00	37.2%

* Company's Exercise

Average Milk Prices paid to Producers



080
070
060
050
040
0.6860
32%
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2005
2006
2007
2008

World Consumption of Dairy Products

Consumption in Selected Countries

Milk (kg/Per capita/year)		2007
1.º	Ukraine	100,1
2.º	Australia	99,2
3.º	USA	91,1
4.º	New Zealand	89,3
5.º	Russia	84,8
6.º	Canada	83,5
7.º	EU	74,3
8.º	Brazil	70,6

Cheese (kg/Per capita/year)		2007
1.º	USA	15,0
2.º	EU	13,6
3.º	Canada	11,0
4.º	Argentina	10,9
5.º	Australia	10,6
6.º	New Zealand	6,9
7.º	Egypt	5,3
10.º	Brazil	3,6

Powder Milk (kg/Per capita/year)		2007
1.º	Algeria	7,0
2.º	Australia	3,5
3.º	Brazil	3,3
4.º	Mexico	3,1
5.º	Argentina	3,1
6.º	EU	2,8
7.º	Taiwan	2,1
8.º	Russia	1,9

- Dairy products are sensitive to income variations
- Brazilian consumers are in the inferior band of income

- Demand increase opportunity with the increase of income

Source: Rabobank / Embrapa / USDA 2007

Brazilian Competitiveness



Yield (kg/day)
Dairy Cattle (thousand heads)
USA
Canada
EU27
Australia
Argentina
New Zealand
China
Brazil
India
0
5
10
15
20
25
30
20000
40000
60000
80000
100000
120000
140000

Source: USDA / ICONE

STRATEGY

- GROWTH IN CORE BUSINESS WITH INCREASE IN MARKET SHARE;
- DEVELOP NEW BUSINESS: DAIRY, MARGARINE AND BEEF;
- FOCUS ON VALUE-ADDED PRODUCTS;
- ENHANCE INTERNATIONAL DISTRIBUTION NETWORK AND CUSTOMER BASE;
- REDUCE PARTICIPATION OF COMMODITIES IN THE BREAKDOWN OF NET SALES, DIVERSIFYING THE PORTFOLIO, REDUCING RISKS AND GENERATING BETTER MARGINS AND RESULTS.